NOTICE

Attached are the unaudited interim financial statements of Valcent Products Inc. [formerly, Nettron.com, Inc.] (the “Corporation”) for the period ended September 30, 2006. The Corporation’s auditor has not reviewed the attached financial statements.

VALCENT PRODUCTS INC.

“Signed”

/s/ F. George Orr

Director

December 6, 2006

Valcent Products Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheet

(Expressed in Canadian Dollars)

Unaudited and Prepared by Management

	September 30,	March 31,
	2006	2006
Assets
Current assets:
Cash and cash equivalents	$ 288,032	$ 12,773
Accounts receivable	47,612	10,626
Inventories (Note 4)	603,813	-
Prepaid expenses	287,006	-
Total current assets	1,226,463	23,399

Property and equipment, at cost less accumulated
depreciation of $23,578 and $9,382 (Note 5)	339,164	63,327
License agreements (Note 6)	1,306,075	1,306,075
	$ 2,871,702	$ 1,392,801

Liabilities and Shareholders' Deficit

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$ 282,005	$ 199,558
Due to related parties	1,295,599	69,273
Current portion of long term debt (Note 11)	14,041	-
Convertible notes (Note 7)	1,747,390	1,565,069
Total current liabilities	3,339,035	1,833,900
Long term debt (Note 11)	197,657	-
	3,536,692	1,833,900
Shareholders' deficit
Share capital (Note 8)	5,310,532	4,099,870
Contributed surplus	2,924,909	1,663,067
Conversion component of convertible notes	1,001,579	348,532
Share subscriptions	380,066	419,401
Accumulated deficit from prior operations	(3,237,370)	(3,237,370)
Accumulated deficit during the development stage	(7,044,706)	(3,734,599)
Total shareholders' deficit	(664,990)	(441,099)
	$ 2,871,702	$ 1,392,801

On behalf of the board:
"F. George Orr " Director
"Glen Kertz " Director

See notes to consolidated financial statements.

Valcent Products Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheet

(Expressed in Canadian Dollars)

Unaudited and Prepared by Management

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2005	2006	2005
Expenses
Non cash financing expense	$ 76,438	$ -	$ 1,160,632	$ -
Product development	223,983	109,064	854,530	109,064
Convertible note issuance costs	-	-	186,801	-
Professional fees	135,908	138,971	271,543	141,641
Advertising	159,603	-	159,603	-
Investor relations	55,057	454,212	156,135	454,212
Interest and penalties	217,561	37,446	281,196	37,500
Stock option compensation	50,605	-	101,210	-
Travel	34,617	6,242	61,997	6,242
Office and miscellaneous	46,308	41,646	71,547	41,835
Rent	7,172	11,690	21,519	13,190
Filing and transfer agent	13,251	10,852	20,327	19,881
Depreciation and amortization	7,791	-	14,196	-
Management fees	-	1,000	-	4,000
Loss from operations	1,028,294	811,123	3,361,236	827,565
Other Income expense
Foreign exchange loss (gain )	44,577	(23,308)	(51,129)	(22,953)
Net loss for the period	1,072,871	787,815	3,310,107	804,612
Deficit during the development stage,
Beginning of period	5,971,835	3,254,167	3,734,599	3,237,370
Deficit during the development stage,
end of period	$ 7,044,706	$ 4,041,982	$ 7,044,706	$ 4,041,982
Loss per share - basic	$ 0.059	$ 0.074	$ 0.189	$ 0.125
Weighted average number of common
shares outstanding	18,183,564	10,690,235	17,498,869	6,441,028

See notes to consolidated financial statements.

Valcent Products Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheet

(Expressed in Canadian Dollars)

Unaudited and Prepared by Management

	Three months ended		Six months ended
	September 30,		September 30,
	2006	2005	2006	2005

Cash flow from operating activities
Net loss for the period	$(1,072,871)	$ (787,815)	$(3,310,107)	$ (804,612)
Items not involving cash:
Non cash financing expense	76,438	-	1,160,632	-
Convertible note issuance costs	-	-	186,801	-
Stock option compensation	50,605	-	101,210	-
Shares issued for investor relations	-	285,242	-	285,242
Interest and penalties	195,975	-	209,092	-
Depreciation and amortization	7,791	-	14,196	-
Foreign exchange gain	44,577	-	(51,129)	-
Changes in non-cash working
capital items	(418,636)	(15,452)	(845,358)	843
Net cash (used) by operating activities	(1,116,121)	(518,025)	(2,534,663)	(518,527)
Investing activities
Purchase of product license	-	(306,075)	-	(306,075)
Purchase of property and equipment	(275,100)	-	(290,032)	-
Net cash (used) by investing activities	(275,100)	(306,075)	(290,032)	(306,075)
Financing Activities
Advances from related parties	856,329	-	1,226,326	-
Proceeds from long term debt	211,698	-	211,698	-
Proceeds from share issuances	290,436	-	1,028,264	-
Proceeds from convertible notes	-	1,532,895	633,666	1,532,895
Net cash provided by financing activities	1,358,463	1,532,895	3,099,954	1,532,895
Increase (decrease) in cash during period	(32,758)	708,795	275,259	708,293
Cash (cash indebtedness), beginning of period	320,790	(280)	12,773	222
Cash , end of period	$ 288,032	$ 708,515	$ 288,032	$ 708,515

See notes to consolidated financial statements.

Valcent Products Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheet

(Expressed in Canadian Dollars)

Unaudited and Prepared by Management

1.

Nature of Business and Ability to Continue as a Going Concern

Valcent Products Inc.  (A Development Stage Company)  (the “Company”) was incorporated under the Alberta Business Corporations Act on January 19, 1996 and was in the business of marketing its interactive dating service “Cupid’s Web” until March 24, 2004 when these operations were discontinued due to difficulties encountered in raising adequate financing. During the year ended March 31, 2006, the Company acquired a series of product licenses to certain proprietary technology owned by a related party (see Note 5) and the development of these products has been the Company’s primary business focus.  In order to facilitate the business plan, the company formed a wholly-owned Nevada corporation, Valcent USA, Inc. to conduct operations in the United States in November 2006.  In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, and a wholly-owned limited liability corporation under the laws of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of Texas, wherein Valcent USA, Inc. serves as its limited partner.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of September 30, 2006, the Company has accumulated losses totaling $10,282,076.  The continuation of the Company is dependent upon the economic development and sales of the products underlying its product license as well as the Company’s ability in obtaining long-term financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company’s ability to continue as a going-concern. These financial statements do not include any adjustments that might arise from this uncertainty.

2.    Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies used in these consolidated financial statements are as follows:

a)

Principles of Consolidation

These financial statements include the accounts of the Valcent Products Inc., its wholly-owned subsidiary Valcent USA, Inc., Valcent USA, Inc.’s wholly-owned subsidiary Valcent Management, LLC and limited partnership, Valcent Manufacturing Ltd., in which Valcent Management, LLC is the general partner and Valcent USA, Inc. is the limited partner (together “the Company”).  All intercompany transactions and balances have been eliminated.

b)

Product development costs

The Company expenses all costs related to its product development until such time as the economic viability of the product is demonstrated and thereafter will capitalize and expense additional development costs over the expected economic useful life of the product.

c)

Property and equipment

The Company amortizes its leasehold improvements on a straight-line basis over the life of the lease.  Computer equipment and furniture and fixtures are depreciated under the declining balance method as to 30% and 20%, respectively, with 50% taken during the year of acquisition.

d)

Foreign currency transactions and translation

Amounts denominated in US dollars have been translated into Canadian dollars as follows:

i.

Monetary assets and liabilities, at the year end exchange rates;

ii.

Non-monetary assets and liabilities, at exchange rates approximating those prevailing on the dates of the transactions; and

iii.

Revenue and expense items, at the average rate of exchange for the period.

e)

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from management’s best estimates as additional information becomes available in the future.

f)

Loss per share

The Company uses the “Treasury Stock Method” to calculate loss per common share.  Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period.  The diluted earnings per share assume that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period to the extent that they are dilutive.  The assumed conversion of stock options and share purchase warrants has an anti-dilutive impact on both 2005 and 2006 and has not been recorded.

g)

Stock-based compensation

The Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for rewards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of the earnings and earnings per share as if the fair value method had been adopted.

h)

Income taxes

The Company has adopted the recommendations of the CICA Handbook Section 3465, Income taxes, which requires use of the liability method.  Under this method, income taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences, which arise when certain costs are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

i) Non-monetary consideration

In situations where share capital is issued or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction.  The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

3.    Financial Instruments

The Company’s primary financial instruments consist of cash, receivables, inventories, accounts payable and accrued liabilities, due to related parties, long term debt and convertible notes.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these instruments.  The Company maintains the fair values of cash, receivables, accounts payable and accrued liabilities, long term debt, due to related parties and convertible notes at their approximate carrying values due to the immediate short-term maturity of these instruments.  It is not practicable to determine the fair value for amounts due to related parties.

4.  Inventories

The inventory totaled $603,813 as of September 30, 2006 as compared to $0 at March 31, 2006.  The inventories consist of raw materials, electronic components and parts for manufacture of the Company’s first consumer product due to be in full production in the third quarter of this year.

5.   Property and equipment

A summary of property and equipment was as follows:

	Estimated Useful Lives (Years)	September 30, 2006	March 31, 2006
Land	-	$275,240	$-
Leasehold improvements	3	20,916	20,876
Computer and other equipment	3-5	34,846	28,821
Furniture and fixtures	7	31,740	23,012
		362,742	72,709
Accumulated depreciation		23,578	9,382
Total property and equipment		$339,164	$63,327

We recorded $14,196 and $0 of depreciation expense for the six months ended September 30, 2006 and 2005, respectively.

6.

Product License

On July 29, 2005, the Company completed a licensing agreement for the exclusive worldwide marketing rights to a Skincare System, a Duster, a Garden Kit and a right of first offer on future products developed by MK Enterprises LLC.  The Company agreed to issue MK Enterprises LLC and its assignees 20 million common shares at a deemed cost of $1,000,000 of which 12,398,675 have been issued with the balance reserved for issuance and included in share subscriptions.  The Company also paid the partnership a $125,000 (USD) upfront license fee and $125,000 in costs related to the development of the products since March 17, 2005, both of which were paid during the year ended March 31, 2006.  In addition, the Company has agreed to pay royalties in the amount of $10 (USD) per Skincare System unit sold, $2 (USD) per Duster sold and 4.5% of the net sales of the Garden Kit.  In addition the Company has agreed to pay a royalty of 3% of net sales related to ancillary product sales from these products.  For future products developed by MK Enterprises LLC that the Company elects to acquire the rights to, it has agreed to pay a royalty of 4.5% of net sales of the new product plus 3% of net sales from ancillary product sales.  Also in order to keep the products under license, the Company has agreed to a minimum royalty schedule per product for each of the Skincare System, Duster and Garden Kit and their related ancillary products of $37,500 for the second license year and $50,000 per year thereafter.  For any new products acquired from MK Enterprises, the Company will be subject to minimum royalties of $50,000 per year beginning in the second year.  In order to maintain the Master License in good standing the Company has agreed that the total amount of royalties and any other fees paid to MK Enterprises LLC shall be a minimum of $400,000 (USD) per year.

7.

Convertible notes

To provide working capital for the purchase of the Product Licenses, discussed in Note 6, and to further the development of the Company’s consumer products, the Company issued the following:

1.

In July 2005 and August 2005, $1,277,200 (USD) in 8% per annum convertible notes and stock purchase warrants whereby for each $0.75 (USD) in convertible note purchased the holder will receive one class A warrant which will entitle him to purchase an additional common shares at $0.50 (USD) until August 5, 2008 and one class B warrant which will entitle him to purchase an additional common shares at $1.00 (USD) until August 5, 2008.  The holders of the convertible notes may, subject to trickle out provisions, elect to convert note and any unpaid interest into common shares of the Company at the lesser of (i) 70% of the average of the five lowest closing bid prices for the common stock for the ten trading days prior to conversion and (ii) $0.55 (USD).  The Company may, subject to notice provisions and the common shares trading above $1.50 (USD) per share for more than twenty consecutive trading days, elect to payout the notes and interest due by paying 130% of the amount due under notes plus interest.

In conjunction with this financing, the Company paid finders fees in the amount of 10% of the gross proceeds which was included in investor relations during the year ended March 31, 2006 and issued 425,735 common shares at a deemed value of $285,242. There are 255,440 Finders A warrants whereby the holders shall have the right to purchase 255,440 common shares at $0.50 (USD) per share until August 5, 2008 and 425,733 finders B warrants whereby the holders shall have the right to purchase 425,733 common shares at $0.75 (USD) per share until August 5, 2008.   As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $631,515 in the year ended March 31, 2006.

2.

On April 6, 2006 we consummated a private offering transaction with and among a syndicated group of institutional investors, pursuant to which we issued, in the aggregate, $551,666 (USD) in 8% per annum convertible notes and three year warrants to acquire (i) up to 735,544 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 735,544 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.

In conjunction with these private offering transactions, we also paid a finders’ fees of (i) $55,166 (USD) in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three-year warrants to purchase up to 110,320 shares of common stock at a price per share of $0.50 (USD) and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of 0.75 (USD).  As a result of the issuance of the warrants in conjunction with the convertible notes, the Company recorded a non cash financing expense of $964,671 in the quarter ended June 30, 2006.

In conjunction with the private placement, we reached a verbal agreement with the syndicated group of institutional and other investors, wherein we agreed to convert the accruing penalties associated with the July 25, 2005 through August 5, 2005 transactions, an aggregate of $82,200 (USD), into convertible penalty notes carrying terms similar to those notes issued in the original series of private offering transactions, and in addition to issue each investor one three-year penalty warrant for each $0.75 (USD) of penalties owed to purchase, in the aggregate, up to an additional 109,600 shares of common stock at a price per share of $0.75 (USD).

Certain of the convertible notes contained registration rights whereby the Company agreed to pay a penalty of 2% for every thirty days after a required filing and registration date.  These filing and registration requirements were not met on a timely basis and a total of $143,874 in penalties has been accrued.  As part of the April 6, 2006 agreement and the verbal agreement, we also granted certain additional registration rights whereby the Company has agreed to pay a penalty 2% of the outstanding amount for every thirty days after the April 20, 2006 registration date plus a reduction in the warrant price of certain of the warrants issued of $0.10 per week for the duration of such delay.  The Company filed the required registration statement on April 27, 2006 and as such has incurred penalties.  Therefore, the warrant prices noted above have been reduced from $0.50 (USD) and $1.00 (USD) to $0.40 (USD) and $0.90 (USD), respectively.

8.

Share Capital

(a)

Authorized:

       Unlimited number of common shares without par value

               Unlimited number of preferred shares without par value – None issued

(b)

Issued:

Common shares

	Number of Shares	Amount
Balance at March 31, 2005	6,435,374	$ 2,999,420
Consolidations 1 new share for 3 old shares	(4,290,249)	$ -
Debt settlement	1,605,000	$ 234,609
Product License Purchase Agreement	11,611,975	580,599
Shares issued for finders' fees	425,735	285,242
Balance at March 31, 2006	15,787,835	$ 4,099,870
Product License Purchase Agreement	786,700	39,335
Consulting Agreement with invester relations firm	120,000	56,427
Private placement	1,534,165	1,028,266
Private placement finders' fees	183,886	86,634
Balance as of September 30, 2006	18,412,586	$ 5,310,532

During the six months ended September 30, 2006, the Company issued 2,624,751 common shares.  The shares consisted of the following transactions:

•

The Company issued 786,700 shares pursuant to the license agreement.  As of September 30, 2006, 7,601,325 common shares remained to be issued pursuant to the license agreement and are reflected in share subscriptions.

•

The Company completed a private placement of units whereby it issued a total of 1,534,165 units at USD $0.60 per unit whereby each unit consisted of one common share and one share purchase warrant to purchase an additional common share at USD $0.80.  Of the warrants issued 833,332 expire on May 15, 2008, 270,833 on June 7, 2008 and 430,000 on August 18, 2008.  The Company also paid consultants fees consisting of $65,843 plus 66,666 warrants to purchase that number of common shares at $0.80 (USD) until May 15, 2008, 21,866 warrants to purchase that number of common shares at USD $0.80 until June 7, 2008 and 24,800 warrants to purchase that number of common shares at USD $0.80 until August 18, 2008.

•

In conjunction with an April 6, 2006 private convertible note offering transaction, the Company paid a finders’ fees of (i) $55,166 (USD) in cash, representing 10% of the gross proceeds realized, (ii) 183,886 shares of common stock, (iii) three year warrants to purchase up to 110,320 shares of common stock at a price per share of $0.50 (USD) and (iv) three year warrants to purchase up to 183,867 shares of common stock at a price per share of 0.75 (USD).

•

Pursuant to an Investor Relations Consulting Agreement with a third party for services provided to Valcent, SmallCap will receive a total of 120,000 shares of common stock at USD$ 0.41 per share.

(c)

Stock options

Pursuant to the Company’s 1996 Incentive Stock Option Plan (the “Plan”), as amended, a total of 10% of the Company’s issued common shares are reserved for the granting of stock options.  The Plan provides that the terms of the options and the option price shall be fixed by the Directors, subject to any price restrictions or other requirements imposed by any exchange where the Company lists its common shares.  The Plan also provides that no options shall be granted to any person except on the recommendation of the board of directors and that no option may be granted for a period in excess of five years.  During the year ended March 31, 2006, the Company instituted a new stock option plan applicable to residents of the United States (the US Plan) and options may be issued under this plan to acquire up to an aggregate number of shares, which when combined with options granted under the Plan equal to 10% of the issued number of common shares. The terms of the options and the option price of the US Plan are to be fixed by the Directors, subject to a limitation that no one individual may be granted options to receive greater than 5% of the issued number of common shares.

Under the Plan, the Company has issued:

1.

100,000 options, vested, to acquire that same number of commons shares to a director of the Company at $0.45 (USD) per share until October 17, 2007;

2.

300,000 options, vested, at $0.50 USD$ to a director until February 21, 2011; and

3.

200,000 options, vested, to acquire that same number of shares to consultants at $0.50 per share until October 17, 2006.  These options expired unexercised subsequent to September 30, 2006.

Under the US Plan, the Company has issued:

1.

250,000 options to an employee at $0.60 (USD), which expire November 10, 2009, of which 50,000 vested on May 10, 2006, 100,000 on the earlier of the Company reaching positive cash flow or November 10, 2006, and 100,000 on May 10, 2007;

2.

500,000 options to two employees at $0.60 (USD),which expire on November 10, 2009 of which 300,000 have vested, and 200,000 vest upon the Company achieving positive cash flow; and

3.

 75,000 common shares at $1.00 per share, which vest as to 15,000 per month starting March 1, 2006, until March 1, 2010.

 (d)     Warrants

In conjunction with the convertible notes, the Company issued various warrants to acquire common shares and to facilitate

9.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

During the quarter ended September 30, 2006 and 2005, the Company paid or accrued fees to officers and directors and companies controlled by directors for the following services:

	September 30, 2006	September 30, 2005

Product development	$229,077	$46,913
Professional fees	$15,000	$9,000
Rent	$-	$1,500
Management fees	$-	$4,000

10.

Commitments

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas under a three-year lease at a cost of $3,710 ($3,170 USD) per month.  There are twenty-one months remaining on the lease as of September 30, 2006.

11. Long term debt

The Company entered into a ten year commercial real estate note totaling $190,000 to fund the acquisition of land.  The loan is secured by the land and a 50,000 USD term deposit which is included in the prepaid expenses.  Borrowings under the Agreement accrue interest equal to the Wall Street Journal prime rate plus 0.25 percent adjusted annually.  The current interest rate is 8 ¼ % and the current portion of the loan is $14,041 (CND).

12. Subsequent Events

The Company entered into an agreement with another public company to fund the next phase of the development of a proprietary high density vertical bio-reactor for the mass production of oil bearing algae through to the completion and testing of a fully operational demonstration pilot plant at an estimated cost of $2.5 million.  In consideration for their investment the other company will earn a 70% joint venture interest subject to the Company’s 30% joint venture interest being totally carried for commercial industrial use.  The Company also has the right to produce a model for the consumer market subject to the other company having a 30% carried joint venture interest.  The joint venture interests are subject to royalties of 4.5% which include related parties of the Company.

The Company also issued 260,000 options to employees at $0.60 USD which expire June 30, 2010 and 250,000 options to an employee which expire April 9, 2010.

Subsequent to September 30, 2006 $610,328 of the convertible notes were converted into 2,077,532 common shares.  The Company also agreed to a private placement of $1,500,000 8% per annum convertible notes and three year warrants to acquire (i) up to 2,000,000 shares of our common stock at a price per share of $0.50 (USD), and (ii) up to an additional 2,000,000 shares of our common stock at a price per share of $1.00 (USD). Subject to certain limitations, the principal amount of the notes, together with any accrued interest may be converted into shares of our common stock at the lesser of (i) seventy percent (70%) of the average of the five lowest closing bid prices for our common stock for the ten trading days prior to conversion, or (ii) $0.55 (USD). The convertible notes carry a redemption feature which allows us to retire them, in whole or in part, for an amount equal to 130% of that portion of the face amount being redeemed, but only in the event that our common shares have a closing price of $1.50 (USD) per share for at least twenty consecutive trading days and there has otherwise been no default. The common stock purchase warrants carry a “net cashless” exercise feature allowing the holder thereof, under certain limited circumstances, to exercise the warrants without payment of the stated exercise price, but rather solely in exchange for the cancellation of that number of common shares into which such warrants are exercisable.